Exhibit 99.1

For Immediate Release

KCI to Acquire LifeCell for $1.7 Billion in Cash

Creating a Global Medical Technology Leader

Acquisition Highlights:

•	Combination establishes leading platform in rapidly growing biosurgery market

•	Acquisition of new growth platform represents significant diversification and expansion of KCI’s business portfolio and long-term revenue and earnings growth

•	Combines two market leaders with complementary, best-in-class technologies and advances KCI’s presence in the operating room and acute care setting

•	Strong shared commitment to innovation and commercialization of novel medical solutions

•	Purchase price of $51.00 per share represents 18% premium over April 4, 2008 closing price

San Antonio, TX and Branchburg, NJ – April 7, 2008 – Kinetic Concepts, Inc. (NYSE: KCI), a global medical technology company with leadership positions in advanced wound care and therapeutic support systems, and LifeCell Corporation (Nasdaq: LIFC), a leader in innovative tissue repair products for use in reconstructive, urogynecologic and orthopedic surgical procedures, today announced that they have signed a definitive agreement whereby KCI will acquire LifeCell for $51.00 per share, or $1.7 billion in cash. The offer represents an 18% premium over the closing price of LifeCell’s stock on April 4, 2008 and a 26% premium over the 90-day volume weighted average trading price. The boards of directors of both companies have unanimously approved the transaction.

Following the completion of the transaction, LifeCell will operate as a new global biosurgery division within KCI. Paul Thomas will continue to lead the business as President of the division and will join KCI’s Executive Committee. LifeCell’s management team and corporate headquarters will continue to be located in Branchburg, New Jersey. Based on existing KCI and LifeCell operations, the combined companies are expected to generate revenue of approximately $2 billion in 2008 and will employ more than 7,000 people.

“This is an exciting day for KCI,” said Catherine Burzik, President and Chief Executive Officer of KCI. “LifeCell is an exceptional strategic fit for us. The acquisition of LifeCell provides additional long-term growth opportunities, benefiting patients and physicians and delivering sustained value to our shareholders. The acquisition brings together two respected market leaders with well-established best-in-class technologies. This combination allows us to accelerate our strategy to increase KCI’s presence in the operating room and will leverage our broad global market reach to drive future growth of LifeCell’s products. The focus of the integrated management team will be to bring to market unparalleled therapeutic solutions for patients. I am confident that the combined company will be a powerful force in delivering advanced therapies for complex clinical situations. We admire the achievements of Paul Thomas and his management team and look forward to welcoming LifeCell’s world-class sales force and product development organizations to KCI where they will play a crucial role in our future success.”

“Our board of directors and management team believe this transaction makes strategic sense for our company, offers a premium to our stockholders and creates exciting opportunities for our employees,” said Paul Thomas, Chairman of the Board, President and Chief Executive Officer of LifeCell. “We expect that the combination of our leadership position in regenerative medicine and KCI’s innovative therapeutic approach to wound healing will present opportunities for both organizations to expand the markets we serve. KCI’s global infrastructure will accelerate the penetration of LifeCell products into international markets. We also believe KCI’s experience and leadership position in advanced wound care will facilitate the adoption of LifeCell’s innovative products into this market. Together, we look forward to improving the lives of more patients around the world.”

Benefits of the Combination

•

Global Biosurgical Leadership: KCI will leverage its infrastructure together with LifeCell’s products to create a global medical technology leader with extensive experience developing and commercializing best-in-class technologies and clinically-proven products that achieve superior patient outcomes.

•

Diversification of KCI Revenue Stream: The combination will significantly diversify KCI’s future revenue. The company’s advanced wound care platform has been its primary growth driver and this acquisition represents the third major product line for the company going forward. With revenue growth at 35% in 2007, LifeCell would have represented approximately 11% of combined revenue and provides a meaningful enhancement to the growth trajectory that currently exists for KCI’s negative pressure technology platform.

•

Increased Presence in the Operating Room and Acute Care Setting: KCI continues to focus on the operating room and the acute care setting both with its current product offerings and with the development of novel products from its negative pressure technology platform. Because LifeCell’s products are primarily used in these care settings, this acquisition accelerates KCI’s strategy and provides additional growth opportunities for the combined company’s advanced products.

•

Combined Research and Development Capabilities: KCI and LifeCell share similar philosophies for research and product development. This acquisition will bring complementary technical capabilities together to facilitate the timely commercialization of high-value solutions to complex, unmet clinical needs.

Financing and Structure

Under the terms of the merger agreement, a subsidiary of KCI will commence a cash tender offer to acquire all outstanding shares of LifeCell’s common stock at a price of $51.00 per share. KCI’s obligation to consummate the tender offer is conditioned upon the tender of at least a majority of the fully diluted LifeCell shares in the offer, completion and funding of KCI’s financing arrangements described below, and the satisfaction of regulatory and other customary closing conditions. Following completion of the tender offer, any remaining LifeCell shares would be acquired in a merger for $51.00 per share.

KCI will use cash on hand and proceeds from a fully underwritten debt financing from Bank of America and JPMorgan Chase Bank for the acquisition. The bank financing includes syndicated term loans and a revolving credit facility. Funding under the commitment is subject to various conditions, including consummation of the tender offer in accordance with the terms of the merger agreement and other conditions similar to those applicable to the completion of the tender offer and merger. As part of permanent financing and subject to market conditions, KCI may access the equity-linked markets during 2008. KCI and LifeCell had combined EBITDA in excess of $500 million in 2007 and KCI expects to rapidly pay down debt.

KCI believes substantial opportunities exist to leverage adjacent technologies and global infrastructure to drive meaningful revenue synergies, and expects a reduction of certain general and administrative expenses. Excluding the non-cash amortization of intangibles, the transaction is expected to be initially dilutive to cash earnings per share, becomes accretive to cash earnings per share during 2009 and significantly accretive in 2010 and thereafter. On a GAAP basis, the transaction is expected to become accretive to earnings per share during 2010.

J.P. Morgan Securities Inc. acted as financial advisor to KCI and Merrill Lynch & Co. acted as financial advisor to LifeCell. Skadden, Arps, Slate, Meagher & Flom LLP and Lowenstein Sandler PC served as legal advisors to KCI and LifeCell, respectively.

Ideal Strategic Partner

LifeCell’s best-selling product AlloDerm®, used to repair damaged tissue in hernias and breast reconstruction, generated $167 million in revenue for the company last year. LifeCell is the clear leader in the rapidly growing biologics market. The addition of LifeCell expands KCI’s offerings in the biosurgery and surgical suite and provides access to new commercial and therapeutic opportunities. By capitalizing on LifeCell’s strong relationships with acute care operating physicians, KCI will have a platform upon which to launch its next generation negative pressure-based products for the surgery suite. Additionally, KCI plans to leverage its broad reach and global competencies in market development, regulatory and reimbursement functions to accelerate the global introduction of LifeCell’s products.

LifeCell’s newest product, Strattice™, is the next generation of regenerative products and has the potential to transform the tissue regeneration industry. Easier to use, non-refrigerated, and available in large sizes, Strattice™ will provide the company’s biosurgery business opportunities for growth in other therapeutic areas and international markets. Strattice™ received 510(k) FDA clearance in June 2007 and is commercially available in the U.S.

Web Cast

KCI and LifeCell will host a joint conference call to discuss the transaction on April 7, 2008 at 9:00 a.m. ET. To join the live audio portion of the call, domestic callers should dial 866-202-0886 and international callers should dial 617-213-8841 and give the operator the conference ID #58919422. The conference call will also be available by web cast at http://www.kci1.com/investor/index.asp. There will be a slide presentation that accompanies the audio portion of the conference call. To view the slide presentation while listening to the audio, log on at http://www.kci1.com/investor/index.asp. The archived audio with slides will be available on KCI’s web site shortly after the conclusion of the call.

About KCI

KCI is a global medical technology company with leadership positions in advanced wound care and therapeutic support systems. We design, manufacture, market and service a wide range of proprietary products that can improve clinical outcomes and can help reduce the overall cost of patient care. Our advanced wound care systems incorporate our proprietary Vacuum Assisted Closure®, or V.A.C. ® Therapy technology, which has been demonstrated clinically to promote wound healing through unique mechanisms of action and can help reduce the cost of treating patients with serious wounds. Our therapeutic support systems, including specialty hospital beds, mattress replacement systems and overlays, are designed to address pulmonary complications associated with immobility, to reduce skin breakdown and assist caregivers in the safe and dignified handling of obese patients. We have an infrastructure designed to meet the specific needs of medical professionals and patients across all healthcare settings, including acute care hospitals, extended care organizations and patients’ homes, in 19 countries in the United States and abroad. For more information, visit our web site at www.kci1.com.

About LifeCell

LifeCell is the leading provider of innovative biological products for soft tissue repair. Surgeons use our products to restore structure, function and physiology in a variety of reconstructive, orthopedic and urogynecologic surgical procedures. LifeCell’s products include: ALLODERM® regenerative tissue matrix, for plastic reconstructive, general surgical, burn and periodontal procedures; STRATTICE™ reconstructive tissue matrix, for plastic reconstructive and general surgical procedures; GRAFTJACKET® regenerative tissue matrix, for orthopedic applications and lower extremity wounds; ALLOCRAFT®DBM, for bone grafting procedures; and REPLIFORM® tissue regeneration matrix for urogynecologic surgical procedures. The Company’s research and development initiatives include programs designed to extend the use of its current marketed products into new surgical applications as well as expanding its product line in the rapidly growing biosurgery market. For more information, view our web site at www.LifeCell.com.

Forward Looking Statements

This communication contains forward-looking statements, which may be identified by words such as “believes”, “expects”, “anticipates”, “estimates”, “projects”, “intends”, “should”, “seeks”, “future”, “continue”, or the negative of such terms, or other comparable terminology. Forward-looking statements are subject to risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to vary materially from those expressed in or indicated by them. Factors that could cause actual results to differ materially include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (2) the outcome of any legal proceedings that may be instituted against KCI, LifeCell and others following announcement of the merger agreement; (3) the inability to complete the tender offer or the merger due to the failure to satisfy the conditions to the offer and the merger, including obtaining at least a majority of LifeCell’s shares in the tender offer, the consummation of KCI’s financing, the expiration of the waiting period under the Hart–Scott–Rodino Antitrust Improvements Act of 1976, as amended, and the receipt of other required regulatory approvals; (4) risks that the proposed transaction disrupts current plans and operations and potential difficulties in employee retention as a result of the Offer or the merger; (5) the ability to recognize the benefits of the merger; (6) the increased leverage as a result of the transaction; (7) legislative, regulatory and economic developments; and (8) other factors described in filings with the SEC. Many of the factors that will determine the outcome of the subject matter of this communication are beyond KCI’s and LifeCell’s ability to control or predict. The companies can give no assurance that any of the transactions related to the offer will be completed or that the conditions to the offer and the merger will be satisfied. The companies undertake no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise. The companies are not responsible for updating the information contained in this communication beyond the published date, or for changes made to this communication by wire services or Internet service providers.

Important Information

The tender offer described herein has not yet been commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell securities of LifeCell. At the time the tender offer is commenced, KCI and its wholly-owned subsidiary intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer, and LifeCell intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

KCI, its wholly-owned subsidiary and LifeCell intend to mail these documents to the stockholders of LifeCell. These documents will contain important information about the tender offer, and stockholders of LifeCell are urged to read them carefully when they become available. Stockholders of LifeCell will be able to obtain a free copy of these documents (when they become available) and other documents filed by LifeCell or KCI with the SEC at the web site maintained by the SEC at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from KCI by contacting KCI at 8023 Vantage Drive, San Antonio, TX 78230-4726, attention: Investor Relations, or from LifeCell by contacting LifeCell at One Millennium Way, Branchburg, New Jersey 08876, attention: Investor Relations.

KCI Contacts

Investors:

David Holmes (210) 255-6892

David.holmes@kci1.com

Media:

Kristie Madara (210) 255-6232

Kristie.madara@kci1.com

Steve Lipin/Erin Becker (212) 333-3810

LifeCell Contacts:

Investors:

Steven T. Sobieski

Chief Financial Officer

(908) 947-1106

ssobieski@lifecell.com

Kevin McGrath, Cameron Associates

(212) 245-8800

kevin@cameronassoc.com

Media:

Edelman on behalf of LifeCell

Chris Mittendorf (212)704-8134

Christopher.mittendorf@edelman.com

Marisha Mistry (212)704-4592

Marisha.mistry@edelman.com

###